Exhibit 99.1

Canaan Inc. Provides March 2025 Bitcoin Production and Mining Operation Updates

SINGAPORE, Apr. 10, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today released its unaudited bitcoin mining update for the month ending March 31, 2025.

Management Commentary

“We continued to execute on our North American expansion plan, and our results demonstrate the successful relationships that we’ve built with our existing partners as well as our ability to find and negotiate favorable partnerships that are helping us to achieve our mining operations’ goals,” said Nangeng Zhang, chairman and chief executive officer of Canaan. “In March, we mined 90 bitcoins, representing an increase of 9.8% compared to February, and we expanded our mining operations in North America, adding 0.32 exahash per second (EH/s) of installed computing power. Additionally, through our recently announced agreements with Mawson and another partner for two projects in Pennsylvania and Texas, we will add another 4.7 EH/s of mining computing power in North America when these projects are fully energized.

Zhang continued, “Meanwhile, we continued to make advancements in our product innovation activities, bringing superior mining efficiency and user experience to our customers. We completed the tape-out process for our next-generation A16 mining machine and, as with previous generations, we will release the new product and provide sample units to our customers only after we finish full system testing so that we can provide the market with real-world data.

“We believe that we have made significant progress on our 2025 goals as we continue to scale our operations and optimize performance across our mining fleet. With market conditions evolving rapidly, we remain focused on staying nimble—balancing efficiency, innovation, and strategic growth. Our commitment to deploying advanced hardware and securing meaningful partnerships makes us well-positioned to navigate the remainder of the year and to drive long-term shareholder value.”

March 2025 Bitcoin Mining Updates (unaudited)

Key Metrics	Results (Rounded Numbers)
Bitcoins Mined During the Month	90 Bitcoins
Month-End Bitcoins Owned by Canaan Inc. on Balance Sheet[1]	1,408 Bitcoins
Month-End Deployed Hashrate (EH/s)	6.60 EH/s
Month-End Operating Hashrate (EH/s)	5.97 EH/s
Month-End Average Revenue Split[2]	58.6%
Average All-in Power Cost During the Month[3]	US$0.043/kWh

Notes:

1.	Defined as the total number of bitcoins owned by the Company on its Balance Sheet including any bitcoins receivable, excluding bitcoins that the Company has received as customer deposits.
2.	Defined as the weighted average percentage that Canaan would share from the total revenues generated according to the applicable joint mining arrangements if 100% of the mining machines consisting of Installed Computing Power (as defined below) were energized.
3.	Defined as the weighted average cost of power if 100% of the mining machines consisting of Installed Computing Power were energized.

Current Mining Projects (As of March 31, 2025) ：

Regions in alphabetical order (A to Z)	Active Mining Projects Count	Energized Computing Power[4]	Installed Computing Power[5]	Expected Computing Power[6]	Estimated Total Computing Power[7]
Global	7	5.97 EH/s	6.60 EH/s	1.51 EH/s	8.11 EH/s
America	2	1.21 EH/s	1.51 EH/s	1.51 EH/s	3.02 EH/s
Canada	1	0.02 EH/s	0.02 EH/s	0 EH/s	0.02 EH/s
Ethiopia	2	4.12 EH/s	4.22 EH/s	0 EH/s	4.22 EH/s
Kazakhstan	1	0.60 EH/s	0.81 EH/s	0 EH/s	0.81 EH/s
Middle East	1	0.03 EH/s	0.04 EH/s	0 EH/s	0.04 EH/s

Notes:

4.	Defined as the amount of computing power that could theoretically be generated if all mining machines that have been energized are currently in operation including mining machines that may be temporarily offline.
5.	Defined as the sum of Energized Computing Power and computing power that has been installed but not yet energized, if any.
6.	Defined as the amount of computing power that has been delivered to the country where each mining project is located in but not yet installed.
7.	Defined as the sum of Installed Computing Power and Expected Computing Power.

Summary of Recent Operational Updates:

•	Expansion and Updates of Self-Mining Operations:
Entered into a three-year master colocation agreement with Mawson Hosting LLC, an affiliate of Mawson Infrastructure Group Inc., for its facility in Midland, Pennsylvania, and a 24-month equipment hosting agreement with another partner for its facility in Edna, Texas, expected to add approximately 4.7EH/s of North American hashrate to Canaan’s self-mining computing power when these projects are fully energized.

•	Product Innovation:
Completed the taped-out process for its Avalon A16 series, Canaan’s next generation Bitcoin mining machine. As with previous generations, Canaan will release real-world data and provide sample units to its customers when it completes its full system testing.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin’s history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, such as expectations with regard to mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, the ability of the company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com